EXHIBIT 99.1

MAG Silver Completes US$50M ATM

VANCOUVER, British Columbia, Sept. 08, 2020 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG Silver”) is pleased to announce that the US$50 million at-the-market equity program (the “ATM Program”) previously announced (see Press Release June 30, 2020) has been completed.  Since June 30, 2020, MAG Silver sold and issued 3,092,783 common shares under the ATM Program at an average price of US$16.16 per share, for gross and net proceeds of US$50 million and US$48.625 million, respectively. There is no further remaining availability under this ATM Program.

Under the ATM Program, MAG Silver was permitted to issue up to an aggregate of US$50 million worth of common shares from treasury, at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program was determined at MAG Silver’s sole discretion, subject to applicable regulatory limitations.

MAG Silver intends to use the net proceeds of the Offering primarily to fund the completion of construction of the Juanicipio Project, with any remainder to fund further exploration of Juanicipio and other projects, and for working capital and general corporate purposes.

The sales agreement under the ATM Program was entered into on June 29, 2020 with Raymond James & Associates (the "Lead Agent"), Canaccord Genuity (together with the Lead Agent, the "Selling Agents"), BMO Capital Markets, H.C. Wainwright & Co., Roth Capital Partners and TD Securities (together, the “Agents”).

“We are very pleased with the outcome of the ATM, and MAG is now well positioned for the final stages to completion of the Juanicipio project,” said George Paspalas, President and CEO.

About MAG Silver Corp.

MAG Silver Corp. is a Canadian advanced stage development and exploration company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Its principal focus and asset is the Juanicipio Project (44%), being developed in a joint venture with Fresnillo (56%). The Juanicipio Project is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp.  The Juanicipio Joint Venture is currently constructing and developing the surface and underground infrastructure on the property to support a 4,000 tonnes per day mining operation, with the operational expertise of Fresnillo, the project operator.  As well, an expanded exploration program is in place at Juanicipio with multiple highly prospective targets across the property.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions; the use of the net proceeds from the private placement is subject to change; political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the MAG Silver’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov
LEI: 254900LGL904N7F3EL14

For further information on behalf of MAG Silver Corp.
Contact Michael J. Curlook, VP Investor Relations and Communications

Phone:(604) 630-139
Toll Free:(866) 630-1399
Website:www.magsilver.com
Email:info@magsilver.com